UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

2 Wall Street
8th Floor
New York, NY 10005
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 12, 2022, Xin He resigned from his position as a member of the Board of Directors of Wins Finance Holdings Inc. (the “Company”).

On April 12, 2022, the Company’s Board of Directors appointed Peng Wang as a director of the Company to fill the vacancy created by the resignation described above. Mr. Wang will serve on each of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors.

Mr. Wang has experience in the fields of economy, finance, medical care, technology, medical investment management, supply chain management, and corporate mergers and acquisitions. He has an in-depth understanding of emerging industries driven by technological innovation, medical financial investment, and corporate development strategies. From September 1985 to March 1996, Mr. Wang served as attending physician at emergency department of Tianjin Haihe Hospital. From March 1996 to March 2015, he served as trade and freight manager at Tianjin Yinda Trading Company Ltd., a subsidiary of Band of China Tianjin Branch. From April 2015 to April 2022, Mr. Wang served as a consultant at Beijing Tianjian Huaxia Hospital Management Co., Ltd. He also served as general manager at Beijing Xingbang Tianjian Technology Ltd., a subsidiary operating company of Beijing Tianjian Huaxia Hospital Management Co., Ltd. from April 2015 to April 2022. Mr. Wang, Peng received his bachelor degree of medicine at Tianjin Medical University in July 1985.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12, 2022

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer